As filed with the Securities and Exchange Commission on December 14, 2005.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ON TRACK INNOVATIONS LTD.
(Exact Name of Registrant as Specified in Its Charter)

State of Israel	3674	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer Identification Number)
Incorporation or Organization)	Classification Code Number)

Z.H.R. Industrial Zone P.O. Box 32, Rosh Pina, Israel 12000 (011) 972-4-686-8000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ohad Bashan
OTI America, Inc.
2 Executive Drive, Suite 740
Fort Lee, New Jersey 07024
(201) 944-5200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent for Service)

Copies of Communications to:

David P. Stone, Esq.	Shmuel Zysman, Adv.
Weil, Gotshal & Manges LLP	Zysman Aharoni Gayer
767 Fifth Avenue	& Co. Law Offices
New York, NY 10153	52A Hayarkon Street
(212) 310-8000	Tel Aviv 63432, Israel
(011) 972-3-795-5555

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, nominal value NIS 0.1	3,024,458	$12.95	$39,166,731	$ 4,191

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the reported bid and ask prices of the ordinary shares on the Nasdaq National Market on December 13, 2005. The ordinary shares we are registering are to be sold by selling shareholders, including affiliates. We will not receive any proceeds from the sale of shares by the selling shareholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 14, 2005

PROSPECTUS

3,024,458 Ordinary Shares

        On Track Innovations Ltd. is registering 3,024,458 ordinary shares for sale by the selling shareholders identified in this prospectus, at such price or prices as each selling shareholder may, from time to time, determine. We will pay all expenses of registering the securities. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. Our ordinary shares are listed on the Nasdaq National Market under the symbol “OTIV.” On December 13, 2005 the last reported sale price of our ordinary shares on the Nasdaq National Market was $12.97 per share. Our ordinary shares are also currently listed on the Prime Standard Segment of the Frankfurt Stock Exchange under the symbol “OT5.” On December 13, 2005, the last reported sale price of our ordinary shares on the Frankfurt Stock Exchange was €10.41 per share, equivalent to $12.42 per share, calculated using the exchange rate of $1.1927 per euro on such date. The Frankfurt Stock Exchange has approved our application to delist our shares from the Frankfurt Stock Exchange, effective as of December 20, 2005. Our ordinary shares will continue to be listed, and trade, on the Nasdaq National Market.

Investing in our ordinary shares involves risks.
See “Risk Factors” beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December    , 2005.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

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PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before buying ordinary shares in this offering. You should carefully read this entire prospectus, including each of the documents incorporated herein by reference, before making an investment decision.

        We design, develop and sell contactless microprocessor-based smart card products. A smart card is traditionally a credit card-sized plastic card containing a semiconductor chip. The type of semiconductor chip determines the amount of information that the card can store and the number and complexity of applications that can be provided by the card, or how “smart” the card is. Our products support smart cards that contain microprocessor chips which run multiple applications, can be reprogrammed and support high levels of security. A smart card system consists of smart cards, readers that transmit and receive data from the smart card and computers that process data received from the readers.

        Traditionally, the information stored on the smart card chip was updated through contact of the card with the reader either by swiping the card through, or inserting it in, a reader. However, our products utilize “contactless” smart cards which do not require physical contact with a reader, as power and data are transferred to the card through a magnetic field generated by the reader.

        By combining the advantages of microprocessors and contactless smart cards, we believe that our products offer the following benefits:

—	The information stored on a card and transferred between the card and the reader is secure;
—	Our products provide for a reliable transfer of information to and from a card;
—	Our cards are durable, easy to use and take a variety of forms, including key chains, tags, stickers and wristwatches;
—	Our products are easy to install and maintain;
—	Our products enable the transition from other card technologies to our contactless microprocessor-based technology; and
—	Our products support multiple, independent applications on the same card.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures the transmission of data to and from the card. The OTI Platform can be customized to support a large number of applications such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and national documentation, and is being developed for other markets such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as a gasoline management system for fleet managers and an electronic parking payment system.

        We intend to enhance our position in the design and development of contactless microprocessor based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through relationships with other parties. We have established such relationships with, among others, Mastercard Intenational and Beyond Petroleum (formerly known as British Petroleum).

        Our sales and marketing efforts are directed from Fort Lee, New Jersey, and effected through our global network of subsidiaries in North America, Africa and Europe.

        Since our initial public offering in Germany in 1999, we have acquired the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic GmbH, a German company that provides OEM and electronics manufacturing services, and ASEC Spolka Akcyjna (“ASEC”), a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies. Our shares are currently traded on the Nasdaq National Market and on the Prime Standard Segment of the Frankfurt Stock Exchange. The Frankfurt Stock Exchange has approved our application to delist our shares from the Frankfurt Stock Exchange, effective as of December 20, 2005. Our ordinary shares will continue to be listed, and trade, on the Nasdaq National Market. Our headquarters are located in Rosh Pina, Israel. As of September 30, 2005, we employed 680 employees worldwide, of whom 90 were employed at our headquarters and the remainder were employed by our subsidiaries. In this prospectus we sometimes refer to ourselves as OTI.

Recent Developments

        On November 1, 2005, we issued and sold to certain financial institutions, in a private placement, 1,828,026 of our units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $22,210,516, based on a market price of $12.15 per unit, which was the average closing price of our ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $14.58 per share, and may be redeemed by us after two years if the market price of the underlying ordinary shares reaches $26.24 and certain other conditions are met. We did not receive any independent consideration for our issuance of the warrants to the financial institutions who purchased our ordinary shares. In addition to the issuance of warrants to the purchasers, we also issued an aggregate of 127,961 warrants to RBC Capital Markets Corporation as compensation for acting as placement agent for the private placement of the units and to certain other persons who facilitated the offering. Pursuant to the registration statement of which this prospectus is a part, we have registered under the Securities Act of 1933, as amended, all of the ordinary shares sold and 1,196,432 ordinary shares issuable upon exercise of the warrants issued in the private placement, for resale by the respective holders thereof.

        On April 28, 2005, we entered into a Production Line Equipment Supply Agreement with Pioneer Oriental Engineering Ltd, a Hong Kong company (“POE”), under which POE has agreed to supply us with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $1.7 million, which will be paid to POE through the issuance of 137,208 of our ordinary shares.

        In July 2005, we completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Island company, from Mr. Cheung Wai Yuen, Mr. Kwan Kwok Lam and Mr. Lee Chi Keung (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements entered into with the e-Pilot Shareholders, the aggregate purchase price for the acquisition was $646,903, which was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of our ordinary shares.

        In July 2005, we completed the acquisition of Pioneer Oriental International Ltd (“POI”), a Hong Kong company, a subsidiary of POE. POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and or contactless smart cards themselves. Pursuant to the share purchase agreement, dated as of June 15, 2005, between POE, Mr. Lee Chi Keung (together with POE, the “Sellers”) and OTI, the aggregate purchase price for the acquisition was $494,997.84, which was paid to the Sellers through the issuance of an aggregate of 40,441 of our ordinary shares.

        In July 2005, our new, wholly-owned subsidiary, POI, completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process (the “POE Business”). Pursuant to the Asset Purchase Agreement, dated as of June 16, 2005, between POI and POE, POI also obtained the right until September 14, 2005, at its sole option, to acquire some or all of POE’s contracts with its existing suppliers and customers. POI also agreed to make offers of employment to each of the employees of the Business. The aggregate purchase price for the acquisition of the Business was $543,244, which was paid to POE through the issuance of an aggregate of 41,788 of our ordinary shares.

        In August 2005, we entered into a one year, non-exclusive financial advisory agreement with Andrew Garrett, Inc. (“AGI”) with respect to financial advisory, corporate finance, strategic financing and merger and acquisition related matters. In consideration for providing these services, we agreed to issue to AGI and its affiliates an aggregate of 120,000 warrants to purchase our ordinary shares. The agreement provides for the issuance of an aggregate of 10,000 warrants per month to AGI and its affiliates, commencing on the date of the agreement. The warrants are immediately exercisable, have terms of five years and an exercise price equal to $12.74 per share.

Risk Factors

        Our ability to attain our objectives depends upon our success in addressing the risks relating to our business, industry and conditions in Israel discussed in “Risk Factors” and elsewhere in this prospectus, including the following:

—	We have a history of losses and expect to continue to incur full-year losses at least through 2005.
—	If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow, sales of our products may not grow and may even decline.
—	If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.
—	We have historically derived a significant portion of our revenues from sales to system integrators who are not the end-users of our products and we are to a certain extent dependent on their ability of these integrators to maintain their existing business and secure new business.

The Offering

Ordinary shares which may be sold by the Selling Shareholders	3,024,458 shares, including ordinary shares issuable upon exercise of warrants. See "Selling Shareholders."

Ordinary shares to be outstanding after this Offering
14,354,222 shares, excluding the ordinary shares issuable as of the date of this prospectus upon exercise of options, but including ordinary shares issuable upon the exercise of warrants. We have outstanding options to acquire 5,567,483 ordinary shares, 4,458,117 of which are currently exercisable.

Use of proceeds	We will receive no proceeds from the sales described in this prospectus.

Nasdaq National Market symbol	OTIV

Prime Standard Segment symbol	OT5

Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our ordinary shares.

        The share numbers set forth above and, unless otherwise noted, throughout this prospectus give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

We were incorporated in the State of Israel in February 1990. The address of our registered and principal executive office is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000, and our telephone number is (011) 972-4-686-8000. Our web site address is www.otiglobal.com. The information on our web site does not constitute part of this prospectus.

        We have registered trademarks in the United States, the European Community and Israel for “OTI” and “OTI INSIGHT.” “SCIENCE – NON FICTION” is a registered European Community Trade Mark and is registered in Israel and is a pending trademark application in the United States. “EASYPARK” is a registered trademark in the United States, Canada, Singapore and Israel. We are also using other less important registered trademarks and unregistered trademarks and trade names. All other registered trademarks appearing in this prospectus are owned by their respective holders.

        As used in this prospectus:

—	all references to "New Shekels" or "NIS" are to the lawful currency of Israel;
—	all references to "euros," "EUR" or "€" are to the lawful currency of the European Union;
—	all references to "dollars" or "$" are to the lawful currency of the United States; and
—	all references to “Deutsche Mark” or “DM” are to the currency used in the Federal Republic of Germany until December 31, 2001, before its conversion into euro at the rate of EUR 1.00=DM 1.95583.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the following risks together with the other information in this prospectus before deciding to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. The risks described below are not necessarily in order of degree or magnitude of risk.

Risks Related To Our Business

We have a history of losses and expect to continue to incur full-year losses at least through 2005.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $8.3 million in 2000, $11.7 million in 2001, $6.2 million in 2002, $3.6 million in 2003 and $9.3 million in 2004. We expect to incur full-year losses at least through 2005 as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow, sales of our products may not grow and may even decline.

        The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies. Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products. Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different from ours and may therefore be less willing to incur the capital expenditures required to install or upgrade to a contactless microprocessor-based smart card system. As a result, we cannot assure you that there will be significant market opportunities for contactless microprocessor-based smart card products. If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than we expect.

If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.

        To date, we have sold products incorporating our technology within a limited number of markets. We are currently developing and marketing products such as medical cards for use in hospitals and identity cards for use by governmental authorities. We have yet to recognize revenues from sales of these products. We are devoting significant resources to developing and marketing these and other products and adapting our existing products for use in new markets. If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

We have historically derived a significant portion of our revenues from sales to systems integrators who are not the end-users of our products. We are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

        In 2002, 2003 and 2004, 22%, 28% and 16%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

        Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Our revenue growth may be impaired if we are unable to maintain our current, and establish new, strategic relationships.

        The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and then we cooperate in marketing the resulting product. The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products.

Some of our agreements may in the future restrict our ability to take actions that we then believe to be desirable.

        In some of our agreements with suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods ranging from several months to several years. For example, our agreement with Samsung concerning the development and manufacture of a particular type of microprocessor chip that we refer to as a “monochip” requires us not to sell that microprocessor chip to the existing customers of Samsung. In addition, in some markets we sell our products through distributors who, in general, have exclusive distribution rights in that market if sales quotas are met.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

        We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

        From time to time, we or one or more of our present or future competitors may announce new or enhanced products or technologies that have the potential to replace or shorten the life cycles of our existing products. The announcement of new or enhanced products may cause customers to delay or alter their purchasing decisions in anticipation of such products, and new products developed by our competitors may render our products obsolete or achieve greater market acceptance than our products.

        If we cannot compete successfully with our existing and future competitors, we could experience lower sales, price reductions, loss of revenues, reduced gross margins and reduced market share.

If there is a sustained increase in demand for microprocessors, availability might be limited and prices might increase.

        Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. Increased demand for, or limited availability of, microprocessors could substantially increase the cost of producing our products. Because some of our customer contracts have fixed prices, we may not be able to pass on any increases in costs to these customers, and consequently our profit margin could be reduced.

        In addition, as a result of a shortage, we may be compelled to delay shipments of our products, or devote additional resources to maintaining higher levels of microprocessor inventory. Consequently, we may experience substantial period-to-period fluctuations in our cost of revenues and, therefore, in our future results of operations.

Our products have long development cycles and we may expend significant resources in relation to a specific project without realizing any revenues.

        The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure you that contracts into which we enter will result in commercial sales. Our average development cycle is typically between 12 and 18 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance.

        Our quarterly revenues and operating results have varied in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include:

—	the size and timing of orders placed by our customers, particularly in government projects. Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000;

—	the fact that our rental and financing expenses are fixed and we may not be able to reduce them in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter; and

—	the tendency of our clients to place orders for products toward the last quarter of their financial year.

        Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

        The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. Except for Samsung, currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers is a sole supplier. Nevertheless, we sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

        Because some of our suppliers are located in Europe and the Far East, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors located in Israel and the Far East may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

If we fail to hire, train and retain qualified research and development personnel, our ability to enhance our existing products, develop new products and compete successfully may be materially and adversely affected.

        Our success depends in part on our ability to hire, train and retain qualified research and development personnel. Individuals who have expertise in research and development in our industry are scarce. Competition for such personnel in the electronics industry is intense, particularly in Israel. Consequently, hiring, training and retaining such personnel is both time consuming and expensive. In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is in the North of Israel. If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

Our ability to compete depends on our continuing right to use, and our ability to protect, our intellectual property rights.

        Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

        We currently have patents in the United States, Israel and other countries covering some of our technology and have pending applications in the United States, Europe, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

        The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products. Competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours.

        In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in numerous countries. These legal and administrative proceedings could be expensive and could occupy significant management time and resources.

Our products may infringe the intellectual property rights of others.

        It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties. For example, patent applications may be pending at any time which, if granted, cover products that we developed or are developing. In certain jurisdictions, the subject matter of patents is not published until the patents are issued. Third parties may from time to time claim that our products infringe their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

        Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any litigation. Even if we prevail, the cost of litigation could harm our results of operations. In addition, litigation is time consuming and could divert our management’s attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms. Licenses may not be available to us on acceptable terms or at all. In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

The loss of the services of our chairman, president and chief executive officer, Oded Bashan, could seriously harm our business.

        Our success depends, in part, on the continued service of Oded Bashan, our Chairman, President and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

In the past five years we have acquired several companies or groups of companies and we intend to continue to pursue strategic acquisitions in the future. The failure to successfully integrate acquired companies and businesses or to acquire new companies and businesses may harm our financial performance and growth.

        In the past five years we have acquired the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services, and ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies. Most recently, during July 2005 we completed the acquisition of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, POI, an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and or contactless smart cards themselves, and substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards. We paid for all of these acquisitions through the issuance of our ordinary shares. These and future acquisitions could result in:

—	difficulties in integrating our operations, technologies, products and services with those of the acquired companies;

—	difficulty in integrating operations that are spread across significant geographic distances;

—	diversion of our capital and our management's attention away from other business issues;

—	potential loss of key employees and customers of companies we acquire;

—	increased liabilities as a result of liabilities of the companies we acquire; and

—	dilution of shareholdings in the event we acquire companies in exchange for our shares.

        We may not successfully integrate any technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

        Over the last five years, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	North America	South America	Israel

2000	8	56	13	19	1	3
2001	6	72	10	9	*	3
2002	13	67	3	11	1	5
2003	15	66	1	10	*	8
2004	11	65	6	11	*	7

* Less than 1%

        Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

        In addition, there are inherent risks in these international operations which include:

—	changes in regulatory requirements and communications standards;

—	required licenses, tariffs and other trade barriers;

—	difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

—	difficulties in staffing and managing international operations;

—	potentially adverse tax consequences; and

—	the burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

        If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

Because we report in dollars while a portion of our revenues and expenses is incurred in other currencies, currency fluctuations could adversely affect our results of operations.

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in NIS and the majority of the expenses of our German InterCard Systemelectronic subsidiary in Euros. To the extent that we and our subsidiaries based in Israel and Germany conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities are not necessarily in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations also could be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the NIS.

        However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated sales price. That could cause our customers to cancel or decrease orders.

We may have to adapt our products in order to integrate them into our customers’ systems or if new government regulations or industry standards are adopted or current regulations or standards are changed.

        Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States and in Europe require certification of compliance with regulations of the Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

        In addition, prior to purchasing our products, some customers may require us to receive or obtain a third party certification, or occasionally certify ourselves, that our products can be integrated successfully into their systems or comply with applicable regulations. Receipt of third party certifications may not occur in a timely manner or at all. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications. Failure to receive third party certifications could render us unable to deploy our products in a timely manner or at all.

Our products may contain defects that are only discovered after the products have been deployed. This could harm our reputation, result in loss of customers and revenues and subject us to product liability claims.

        Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required the distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking of kiosks to financial and parking databases, collection of data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing of parking transactions. Any defects in our products could result in:

—	harm to our reputation;

—	loss of, or delay in, revenues;

—	loss of customers and market share;

—	failure to attract new customers or achieve market acceptance for our products; and

—	unexpected expenses to remedy errors.

        In addition, we could be exposed to potential product liability claims. While we currently maintain product liability insurance, we cannot assure you that this insurance will be sufficient to cover any successful product liability claim. Any product liability claim could result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves. Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

Terrorist attacks may have a material adverse effect on our operating results.

        Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the sales of our products.

Risks Related To Our Ordinary Shares

Our share price has fluctuated in the past and may continue to fluctuate in the future.

        The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect, that may be adverse on the market price of our shares.

        Trading in shares of companies listed on the Nasdaq National Market and the Prime Standard Segment of the Frankfurt Stock Exchange in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

        Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

Our share price could be adversely affected by future sales of our ordinary shares.

        As of December 13, 2005, we have outstanding 12,177,949 ordinary shares, warrants to purchase 2,173,273 additional ordinary shares at a weighted average exercise price of $14.09 per share and options to purchase 5,567,483 additional ordinary shares at a weighted average exercise price of $9.09 per share. During 2004, we filed several registration statements registering the resale of a total of 6,479,016 ordinary shares, including ordinary shares issuable upon exercise of options and warrants and shares that may be issuable pursuant to the earn-out provisions of the share purchase agreement that we entered into with Nextel S.A. in connection with our acquisition of ASEC.

        We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

We cannot predict the further impact on the price of our ordinary shares following our restatement in August 2002 of certain of our financial statements or the extent of the potential claims that may be asserted against us.

        We reevaluated our accounting treatment of certain past transactions and restated our financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001. We filed our restated financial statements in accordance with requirements in Germany where our ordinary shares were listed at that time. The market for our ordinary shares in Germany was adversely affected by our restatement and the adverse effect in Germany may have an adverse impact on the value of our ordinary shares listed on the Nasdaq National Market. Our share price may be adversely affected by the threat of litigation based upon our restatement and the recovery by plaintiffs in any litigation actually commenced against us.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

        If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed a “penny stock” for the purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The bid price of our ordinary shares as of December 13, 2005 was $13.06 but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

Our shareholders could experience dilution of their ownership interest by reason of our issuing more shares that are purchased by third parties.

        Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholder approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties. The weighted average price per share at which we sold shares during 2003 and during 2004 was $4.40 and $11.64, respectively. In addition, we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

We do not anticipate paying cash dividends in the foreseeable future.

        We have never declared or paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, because we have received benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

Our concentration of voting power will limit your ability to influence or control corporate actions.

        Oded Bashan currently has the right to vote approximately 3.42% of our outstanding shares by reason of his beneficial ownership of 135,368 of our outstanding shares and his holding proxies to vote 295,779 additional ordinary shares that are owned by others. He therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in the shareholders’ meetings may influence the outcome of such meetings.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        We cannot assure you that we will not be treated as a passive foreign investment company for 2004 or future years. We could be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of the average value, or possibly the adjusted bases of our assets in particular circumstances, of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our U.S. shareholders may be subject to adverse tax consequences.

Risks Related To Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

        Our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel to perform Israeli military service.

        Some of our executive officers and employees must perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

The Israeli government programs and tax benefits in which we currently participate or which we currently receive require us to meet several conditions and may be terminated or reduced in the future. This could increase our costs or taxes.

        We are entitled to tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plants and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business. The authority of the Investment Center Administration under the Law for Encouragement of Capital Investments, 1959, to approve new programs will expire on December 31, 2007. Accordingly, requests for new programs or expansions that are not approved by December 31, 2007 will not confer any tax benefits, unless the term of the law is extended. The termination or reduction of these tax benefits could harm our results of operations.

It may be difficult to enforce a United States judgment against us, our officers and directors or to assert United States securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors and the Israeli experts named in this prospectus are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

        Israeli corporate law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

        Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

        These forward-looking statements involve risks, uncertainties, assumptions and other factors that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include the risk factors described in “Risk Factors” above and other factors discussed elsewhere in this prospectus and in our Annual Report on Form 20-F/A for the year ended December 31, 2004, which is incorporated herein by reference.

        Many of these factors are beyond our ability to control or predict. You should not assume that forecasts and anticipated events will occur, or that our expectations and plans will not change. We do not have any intention to update forward-looking statements after we distribute this prospectus unless we are required to do so under U.S. federal securities laws or other applicable laws.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2005 (in thousands) on an actual basis.

        You should read this table in conjunction with “Selling Shareholders,” and our consolidated financial statements and related notes incorporated by reference to this prospectus.

September 30, 2005
(unaudited)

Current portion of long-term loans	$533

Long-term loans (excluding current portion)	1,595

Total shareholders' equity	48,332

Total capitalization	$50,460

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

PRICE RANGE OF OUR SHARES

        Our ordinary shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Our shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our shares commenced trading on the Nasdaq National Market on December 20, 2004. The Frankfurt Stock Exchange has approved our application to delist our shares from the Frankfurt Stock Exchange, effective as of December 20, 2005. Our ordinary shares will continue to be listed, and trade, on the Nasdaq National Market.

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros giving effect to the reverse split as reported on the Neuer Markt of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 12, 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the Nasdaq SmallCap Market or the Nasdaq National Market, as applicable.

	Frankfurt Stock Exchange (1) per Share €		Frankfurt Stock Exchange (1) per Share $		Nasdaq National Market (2) per Share $
	High	Low	High	Low	High	Low

Annual
2000	313.0	32.5	301.7	30.2	n/a	n/a
2001	77.5	8.5	73.1	7.4	n/a	n/a
2002	14.5	3.5	12.8	3.5	8.10	4.65
2003	9.7	3.0	12.1	3.3	13.80	3.20
2004	11.5	5.3	14.5	6.5	14.74	6.46

Fiscal Quarters
2003
First quarter	5.3	3.0	5.7	3.3	5.03	3.60
Second quarter	4.7	3.2	5.4	3.7	4.06	3.40
Third quarter	4.4	3.0	4.9	3.4	4.50	3.20
Fourth quarter	9.7	3.6	12.1	4.3	13.80	3.90
2004
First quarter	11.5	5.9	14.5	7.2	14.74	8.76
Second quarter	11.0	7.2	13.1	8.7	12.65	8.80
Third quarter	7.7	5.3	9.3	6.5	9.50	6.46
Fourth quarter	9.6	5.3	13.0	6.7	13.35	6.50
2005
First quarter	11.0	8.0	14.6	10.5	14.64	10.30
Second quarter	11.5	8.4	14.9	10.4	15.35	10.95
Third quarter	13.0	9.1	16.1	11.1	15.27	11.15

Most Recent Six Months
June 2005	11.3	9.3	13.6	11.3	13.29	11.50
July 2005	13.0	11.0	16.1	13.6	15.27	13.80
August 2005	11.4	9.1	13.8	11.1	13.20	11.48
September 2005	10.5	9.2	12.6	11.2	12.87	11.15
October 2005	10.8	9.7	12.9	11.6	13.06	11.62
November 2005	11.5	10.3	13.5	12.1	13.80	12.27
December 2005 (through December 13,
2005)	11.0	10.4	12.9	12.4	13.11	12.44

(1) Our shares were quoted on the Neuer Markt of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003 after which, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, share prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2) Our ordinary shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our ordinary shares commenced trading on the National Market on December 20, 2004.

Our ordinary shares, to the extent they are admitted to the Prime Standard Segment, are represented by global share certificates registered in the name of Clearstream Banking AG. As a result, we do not know the number of our outstanding ordinary shares held in the United States or the number of holders of our ordinary shares who reside in the United States.

        The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the euro, expressed in euros per dollar.

	Average Rate(1)	High	Low	Period- End Rate

2000	1.0860	1.2090	0.9675	1.0650
2001	1.1173	1.2346	1.0488	1.1235
2002	1.0578	1.1636	0.9537	0.9537
2003	0.8833	0.9652	0.7938	0.7938
2004	0.8040	0.8474	0.7339	0.7387
2005 (through December 2, 2005)	0.8010	0.8571	0.7421	0.8457

(1) The average daily noon buying rate from the Federal Reserve Bank of New York.

        Our ordinary shares are traded publicly on the Nasdaq National Market under the symbol “OTIV.” Our ordinary shares are also currently traded publicly on the Prime Standard Segment of the Frankfurt Stock Exchange under the symbol “OT5.” The Frankfurt Stock Exchange has approved our application to delist our shares from the Frankfurt Stock Exchange, effective as of December 20, 2005. Our ordinary shares will continue to be listed, and trade, on the Nasdaq National Market.

        On December 13, 2005, the last reported sale prices of our ordinary shares on the Nasdaq National Market and the Prime-Standard Segment were $12.97 and $12.42 per share, respectively. According to our transfer agent, as of December 13, 2005, there were 41 holders of record of our ordinary shares.

SELLING SHAREHOLDERS

        We understand that the selling shareholders named below may sell the ordinary shares held by them as listed below as of the date of this prospectus. To our knowledge, except as disclosed below, none of the selling shareholders is a director, officer, consultant or holder of 10% or more of our shares or a broker-dealer. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder. For the selling shareholders that are entities, we have identified in the footnotes that individuals who have or share voting and/or investment control over such selling shareholder. The number of ordinary shares and the number of ordinary shares underlying warrants to be offered for the selling shareholders’ account are represented in separate columns. Because the selling shareholders may sell all, some or none of the ordinary shares beneficially owned by them, we cannot estimate either the number or percentage of ordinary shares that will be beneficially owned by the selling shareholders following this offering. We believe that the selling shareholders have sole voting and investment powers over their ordinary shares, except as indicated below. The ordinary shares covered by this prospectus shall be deemed to include ordinary shares offered by any pledge, done, transferee or other successor-in-interest of the selling shareholder, provided that this prospectus is amended or supplemented if required by applicable law.

Name	Relationship With Us Within Past 3 Years	Total Amount Beneficially Owned(*)		Amount of Ordinary Shares to be Offered for the Selling Shareholders' Account	Amount of Ordinary Shares Underlying Warrants or Options to be Offered for the Selling Shareholders' Account	Amount Beneficially Owned after the Offering(**)	Percent Beneficially Owned after the Offering(***)

Banque Privee Edmond de
Rothschild SA
18 rue de Hesse, 1204
Geneve, Switzerland	Shareholder	473,400	(1)	150,000	75,000	248,400	2.00%

Watamar SA
Vanterpool Plaza
Wickhams Cay I
P.O. Box 873
Road Town
Tortola, BVI	Shareholder	15,000	(2)	10,000	5,000	--	--

Consulta Technology Fund
3800 Citibank Centre Tampa
Tampa, FL 33610-9912	Shareholder	38,500	(3)	15,000	9,000	14,500	(a)

Finsbury Technology Trust Plc.
Bank of New York
One Wall Street
New York, NY 10286	Shareholder	236,400	(4)	30,000	18,000	188,400	1.52%

Close Finsbury Eurotech Trust Plc.
Bank of New York
One Wall Street
New York, NY 10286	Shareholder	39,000	(5)	15,000	9,000	15,000	(a)

Name	Relationship With Us Within Past 3 Years	Total Amount Beneficially Owned(*)		Amount of Ordinary Shares to be Offered for the Selling Shareholders' Account	Amount of Ordinary Shares Underlying Warrants or Options to be Offered for the Selling Shareholders' Account	Amount Beneficially Owned after the Offering(**)	Percent Beneficially Owned after the Offering(***)

UBTI Free, L.P.
470 University Avenue
Palo Alto, Ca 94301	Shareholder	101,400	(6)	63,375	38,025	--	--

Micro Cap Partners, L.P.
470 University Avenue
Palo Alto, Ca 94301	Shareholder	1,404,960	(7)	841,975	505,185	--	--

Palo Alto Small Cap Fund L.P.
470 University Avenue
Palo Alto, Ca 94301	Shareholder	263,374	(8)	164,609	98,765	--	--

Palo Alto Fund II, L.P.
470 University Avenue
Palo Alto, Ca 94301	Shareholder	263,374	(9)	164,609	98,765	--	--

SIAR Capital
920 Fifth Avenue #3B
New York, NY 10021	Shareholder	850,900	(10)	250,000	150,000	450,900	3.57%

Nite Capital LP
100 East Cook Avenue, Suite 201
Libertyville, IL 60048	Shareholder	123,458	(11)	82,305	41,153	--	--

Capital Ventures International c/o
Heights Capital Management, Inc.
101 California Street, Suite 3250
San Francisco, CA 94111	Shareholder	61,730	(12)	41,153	20,577	--	--

RBC Capital Markets Corporation
One Liberty Plaza
165 Broadway, 6th Floor
New York, NY 10006	Placement Agent	38,389	(13)	--	38,389	--	--

Tamir Fishman & Co. Ltd.
Platinum Tower
21 Ha'arbaa Street
Tel Aviv, 64739
Israel	Finder	25,591	(14)	--	25,591	--	--

Sharon Sycoff
380 Lexington Avenue,
Suite 2135, New York,
New York 10168	Shareholder	91,990	(15)	--	31,990	60,000	(a)

Aharon Orlansky
201 East 62nd Street - Apt.
10A, New York, New York
10021	Shareholder	95,562	(16)	--	26,233	69,329	(a)

Jordan D. Cooper
140 East 28th Street, Apt. 9A
New York, NY 10016	Shareholder	6,259	(17)	--	5,759	500	(a)

(a)	Represents less than 1%.

(*)	Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by that person or entity. Shares beneficially owned include shares that may be acquired pursuant to options and warrants exercisable within 60 days of the date of this prospectus.

(**)	Assuming the sale of all ordinary shares registered for the account of the selling shareholder. The selling shareholder may sell all, some or no portion of the ordinary shares registered hereunder.

(***)	Based on 12,177,949 ordinary shares outstanding as of December 13, 2005. Ordinary shares deemed to be beneficially owned by virtue of the right of any person to acquire these shares within 60 days of the date of this prospectus are treated as outstanding only for purposes of determining the percent owned by such person.

(1)	Includes (i) 309,000 ordinary shares, (ii) 30,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $7.50 per share, (ii) 59,400 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share and (iii) 75,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share. Mr. Patrick Segal has voting and/or investment control over this selling shareholder.

(2)	Includes 10,000 ordinary shares and 5,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share, held by Watamar SA as custodian for Wanita SA. Mr. Albert Laham and Mr. Toufic Nehme have voting and/or investment control over this selling shareholder.

(3)	Includes 29,500 ordinary shares and 9,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share, held by Gerlach & Co. as nominee for Citibank N.A. (Citibank N.A. acts as Settlement Agent for HSBC Custody Services (Guernsey) Limited, the custodian for Consulta Technology Fund). Mr. Michael Bourne of Reabourne Technology Investment Management Ltd. has voting and/or investment control over this selling shareholder.

(4)	Includes (i) 129,000 ordinary shares, (ii) 18,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share and (iii) 59,400 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share, all of which are held by Hare & Co. as custodian for the Finsbury Technology Trust, and (iv) 30,000 ordinary shares. Mr. Michael Bourne of Reabourne Technology Investment Management Ltd. has voting and/or investment control over this selling shareholder.

(5)	Includes 30,000 ordinary shares and 9,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share held by Hare & Co. as custodian for Close Finsbury Eurotech Trust Plc. Mr. Michael Bourne of Reabourne Technology Investment Management Ltd, has voting and/or investment control over this selling shareholder.

(6)	Includes 63,375 ordinary shares and 38,025 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share. Mr. William Edwards of Palo Alto Investors has voting and/or investment control over this selling shareholder.

(7)	Includes 899,775 ordinary shares and 505,185 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share. Mr. William Edwards of Palo Alto has voting and/or investment control over this selling shareholder.

(8)	Includes 164,609 ordinary shares and 98,765 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share. Mr. William Edwards of Palo Alto has voting and/or investment control over this selling shareholder.

(9)	Includes 164,609 ordinary shares and 98,765 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share. Mr. William Edwards of Palo Alto has voting and/or investment control over this selling shareholder.

(10)	Includes (i) 250,000 ordinary shares and (ii) 150,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share, held by Sherleigh Associates’ Profit Sharing Plan as trustee for SIAR Capital, (iii) 237,300 ordinary shares, and (iv) 213,600 ordinary shares held in trust for Sherleigh Associates’ Defined Benefit Pension Plan. Mr. Jack Silver has voting and/or investment control over this selling shareholder.

(11)	Includes 82,305 ordinary shares and 41,153 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share.

(12)	Includes 41,153 ordinary shares and 20,577 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share.

(13)	Consists of 38,389 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for acting as placement agent in the private placement of the units issued on November 1, 2005. RBC Capital Markets Corporation is a broker-dealer. Mr. Michael Rosso has voting and/or investment control over this selling shareholder.

(14)	Consists of 25,591 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of the units issued on November 1, 2005 Tamir Fishman & Co. Ltd. is a broker-dealer. Any two of the following have voting and/or investment control over this selling shareholder: Eldad Tamir, Danny Fishman, Daniel Leventhal.

(15)	Consists of (i) 31,990 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of the units issued on November 1, 2005, and (ii) 60,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $12.74 per share, that were issued on August 17, 2005 in connection with the entering into of a financial advisory agreement between OTI and Andrew Garrett, Inc.

(16)	Consists of (i) 1,800 ordinary shares, (ii) 26,233 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of the units issued on November 1, 2005, (iii) 2,984 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share, (iv) 4,545 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $3.85 per share and (v) 60,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $12.74 per share that were issued on August 17, 2005, in connection with the entering into of a financial advisory agreement between OTI and Andrew Garrett, Inc.

(17)	Consists of (i) 500 ordinary shares and (ii) 5,759 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share that were issued as compensation for facilitating the private placement of the units issued on November 1, 2005.

PLAN OF DISTRIBUTION

        The selling shareholders may sell their shares on the Nasdaq National Market after the registration statement of which this prospectus forms a part is declared effective. Prior to December 20, 2005, the selling shareholders may also sell their shares on the Prime Standard Segment of the Frankfurt Stock Exchange. The Frankfurt Stock Exchange has approved our application to delist our shares from the Frankfurt Stock Exchange, effective as of December 20, 2005. Accordingly, thereafter, the selling shareholders may sell their shares only on the Nasdaq National Market. The selling shareholders and their successors, including their permitted transferees, pledgees or donees or their successors, may sell the ordinary shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The shares covered by this prospectus to be sold from time to time by the selling shareholders may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions:

—	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the ordinary shares may be listed or quoted at the time of sale;
—	in the over-the-counter market;
—	in private transactions;
—	by pledge to secure debts and other obligations; or
—	a combination of any of the above transactions.

        The selling shareholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling shareholders, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker-dealer acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as principal. This compensation might also exceed customary commissions.

        If any selling shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

—	a block trade,
—	a special offering,
—	an exchange distribution or secondary distribution, or
—	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

        The supplement will disclose, to the extent required:

—	the names of the selling shareholders and of the participating broker-dealer(s);
—	the number of shares involved;
—	the price at which such shares were sold;
—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
—	any other fact material to the transaction.

        The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale or distribution of the ordinary shares may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        Under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our ordinary shares for a period of up to 5 business days prior to the commencement of such distribution. In addition, the selling shareholders will be subject to the applicable provisions of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of ordinary shares by the selling shareholders or any other such persons. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

        In order to comply with the securities laws of some jurisdictions, if applicable, the ordinary shares must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our ordinary shares or other securities. We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. In the event of a distribution of a cash dividend out of tax exempt income, we will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

DESCRIPTION OF ORDINARY SHARES

        As of December 13, 2005, our authorized share capital consists of 30,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 12,177,949 are issued and outstanding, excluding shares issuable upon exercise of warrants or options.

        The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of ordinary shares.

LEGAL MATTERS

        The validity of the ordinary shares offered in this offering and certain other matters in connection with this offering relating to Israeli law will be passed upon for us by Zysman Aharoni Gayer & Co. Law Offices, Tel Aviv, Israel. Weil, Gotshal & Manges LLP, New York, New York, has advised us with respect to United States legal matters in connection with this offering.

EXPERTS

        The consolidated financial statements of On Track Innovations Ltd. and its subsidiaries as of December 31, 2004 and December 31, 2003 and for the years then ended have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member of KPMG International, Independent Registered Public Accounting Firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of On Track Innovations Ltd. for the year ended December 31, 2002, incorporated by reference in On Track Innovations Ltd.‘s Annual Report (Form 20-F) for the year ended December 31, 2004, have been audited by Luboshitz Kasierer, an affiliate member of Ernst & Young International, independent auditors, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the State of Israel. Service of process upon our directors and executive officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, will be difficult to obtain within the United States. Furthermore, because substantially all of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers or the Israeli experts named in the prospectus, will be difficult to collect outside those countries.

        We have been informed by our legal counsel in Israel, Zysman Aharoni Gayer & Co. Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts generally enforce a final executory judgment of a foreign court in civil matters including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act or the German securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
—	the foreign court is not prohibited by law from enforcing judgments of Israeli courts;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his evidence;
—	the judgments and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
—	the obligations under the judgment are enforceable according to the laws of the State of Israel.

        We have irrevocably appointed OTI America, Inc. as our agent solely to receive service of process in any action against us in any United States federal court or the courts of the State of New York arising out of this offering.

        Foreign judgments enforced by Israeli courts will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli law prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rate movement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form F-3, including the exhibits and schedules thereto, with the Securities and Exchange Commission, or SEC, under the Securities Act, and the rules and regulations thereunder, for the registration of the ordinary shares that are being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

        We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year.

        You may read and copy any document we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

        Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006. In addition, under German law, documents referred to in this prospectus, in so far as they relate to us may be inspected during normal business hours at On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede information previously filed. We incorporate by reference the documents listed below:

—	Our annual report on Form 20-F/A for the fiscal year ended December 31, 2004, filed with the SEC on October 28, 2005 (SEC File No. 0-49877);
—	Our reports on Form 6-K furnished to the SEC on May 5, 2005, May 25, 2005, June 9, 2005; July 18, 2005, August 1, 2005, August 4, 2005, August 16, 2005, August 18, 2005, September 13, 2005, September 13, 2005, September 21, 2005, October 3, 2005, October 14, 2005, October 20, 2005, November 2, 2005, November 8, 2005, November 15, 2005, November 29, 2005 and December 5, 2005;
—	The description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on June 19, 2002.

        We also incorporate by reference all of our subsequent annual reports filed with the SEC on Form 20-F and all of our subsequent reports on Form 6-K under the Securities Act of 1934 submitted to the SEC that we specifically identify in such form as being incorporated by reference into this prospectus.

        As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among the documents, or between any of the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference in this prospectus.

        We will provide to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to On Track Innovations Ltd., Z.H.R. Industrial Zone P.O. Box 32, Rosh-Pina 12000 Israel, Attention: Investor Relations. Our phone number is +011-972-4-686-8000.

EXPENSES

        We anticipate that our total expenses with respect to the registration statement of which this prospecus is a part and the offering to be made hereby will aggregate approximately $26,000 of which $4,000 is attributable to the SEC registration fee, approximately $10,000 is attributable to legal fees and approximately $12,000 is attributable to accounting fees.

On Track Innovations Ltd.
and its Consolidated Subsidiaries

Interim Consolidated Financial
Statements
As of September 30, 2005
(Unaudited)

F-1

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Financial Statements as of September 30, 2005 (unaudited)

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Balance Sheets

US dollars in thousands, except share and per share data

	September 30 2005	September 30 2004	December 31 2004
	(Unaudited)	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$16,175	$27,615	$23,917
Short-term investments	14,553	-	4,559
Short-term deposit	46	44	-
Trade receivables (net of allowance for doubtful accounts
of $ 565, $ 285 and $ 329 as of September 30, 2005 and
2004 and December 31, 2004, respectively)	9,524	2,965	3,477
Other receivables and prepaid expenses	3,278	1,815	2,705
Inventories	7,162	4,480	4,765

Total current assets	50,738	36,919	39,423

Severance Pay Deposits Fund	583	597	595

Deferred tax assets	71	-	-

Long-Term Receivables	856	-	1,077

Property, Plant and Equipment, Net	6,763	5,622	5,324

Investments in affiliated companies	8	-	-

Other Intangible Assets, Net	2,197	184	1,438

Goodwill	4,146	5,383	4,146

Total Assets	$65,362	$48,705	$52,003

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Balance Sheets

US dollars in thousands, except share and per share data

	September 30 2005	September 30 2004	December 31 2004
	(Unaudited)	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,520	$2,495	$1,641
Trade payables	5,781	3,307	4,305
Other current liabilities	5,589	2,473	3,824

Total current liabilities	12,890	8,275	9,770

Long-Term Liabilities
Long-term loans, net of current maturities	1,595	2,556	2,018
Accrued severance pay	1,868	1,295	1,361
Deferred tax liabilities	307	-	162

Total long-term liabilities	3,770	3,851	3,541

Total liabilities	16,660	12,126	13,311

Minority interest	370	-	-

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
30,000,000 as of September 30, 2005 and 2004 and
December 31, 2004
Issued and outstanding - 9,731,554, 7,830,396 and
8,422,175 shares as of September 30, 2005 and 2004 and
December 31, 2004, respectively	225	186	199
Additional paid-in capital	105,914	83,855	90,779
Deferred compensation	(2,168)	(808)	(3,553)
Accumulated other comprehensive income	268	263	353
Accumulated deficit	(55,907)	(46,917)	(49,086)

Total shareholder's equity	48,332	36,579	38,692

Total Liabilities and Shareholders' Equity	$65,362	$48,705	$52,003

The accompanying notes are an integral part of these interim financial statements.

2

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Statements of Operations

US dollars in thousands, except share and per share data

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues
Products	$23,049	$12,907	$11,374	$4,356	$19,120
Non-recurring engineering	477	363	54	246	433
Licensing and transaction fees	2,215	1,069	471	540	2,237
Customer service and
technical support	658	1,039	155	330	1,362

Total revenues	26,399	15,378	12,054	5,472	23,152

Cost of Revenues
Products	16,521	8,114	7,677	2,606	11,853
Non-recurring engineering	181	178	22	136	183
Customer service and
technical support	505	570	125	198	763

Total cost of revenues	17,207	8,862	7,824	2,940	12,799

Gross profit	9,192	6,516	4,230	2,532	10,353

Operating Expenses
Research and development	4,218	2,549	1,511	893	3,544
Less - participation by the
Office of the Chief Scientist	651	383	146	46	394

Research and development, net	3,567	2,166	1,365	847	3,150
Selling and marketing	4,809	4,231	1,457	1,471	6,010
General and administrative	6,902	4,648	2,642	1,293	6,549
Amortization of intangible assets	285	141	89	47	261
Other expenses*	1,768	2115	1,768	-	3227
Gain from sale of a subsidiary	(510)	-	-	-	-

Total operating expenses	16,821	13,301	7,321	3,658	19,197

Operating loss	(7,629)	(6,785)	(3,091)	(1,126)	(8,844)
Financial income (expenses), net	562	(174)	666	(66)	(287)
Other income, net	53	24	49	2	29

Loss before income taxes	(7,014)	(6,935)	(2,376)	(1,190)	(9,102)
Taxes on income	(177)	(171)	(133)	18	(173)
Minority share in income of
subsidiaries	(79)	-	(79)	-	-
Equity in income of affiliates	5	-	5	-	-

Loss before extraordinary item	(7,265)	(7,106)	(2,583)	(1,172)	(9,275)
Extraordinary item	444	-	444	-	-

Net loss	$(6,821)	$(7,106)	$(2,139)	$(1,172)	$(9,275)

Basic and diluted loss per
ordinary share from:
Loss before extraordinary item	$(0.81)	$(1.08)	$(0.27)	$(0.15)	$(1.33)

Extraordinary item	$(0.05)	$-	$(0.05)	$-	$-

Net loss	$(0.76)	$(1.08)	$(0.23)	$(0.15)	$(1.33)

Weighted average number of
ordinary shares used in
computing basic and diluted
loss per ordinary share	8,985,072	6,595,012	9,495,554	7,723,728	6,972,878

* Consist of:
Research and development	$78	$137	$78	$-	$335
Selling and marketing	231	400	231	-	511
General and administrative	1,459	1,578	1,459	-	2,381

	$1,768	$2,115	$1,768	$-	$3,227

The accompanying notes are an integral part of these interim financial statements.

3

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Statements of Shareholders' Equity and Comprehensive Loss

US dollars in thousands, except share and per share data

	Number of Shares	Share capital	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2004 (audited)	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

Changes during the nine-month period
ended September 30, 2005 (unaudited):

Deferred compensation, net	-	-	4,462	(4,462)	-	-	-
Amortization of deferred compensation	-	-	-	5,847	-	-	5,847
Stock options and warrants granted to
consultants	-	-	4,435	-	-	-	4,435
Exercise of options and warrants	1,023,072	23	4,364	-	-	-	4,387
Issuance of shares in respect to
investments	286,307	3	1,874	-	-	-	1,877
Foreign currency translation adjustments	-	-	-	-	(85)	-	(85)
Net loss	-	-	-	-	-	(6,821)	(6,821)

Balance as of September 30, 2005
(unaudited)	9,731,554	$225	$105,914	$(2,168)	$268	$(55,907)	$48,332

Balance as of December 31, 2003 (audited)	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Changes during the nine-month period
ended September 30, 2004 (unaudited):

Deferred compensation, net	-	-	2,664	(2,664)	-	-	-
Exercise of options and warrants	1,651,681	36	6,391	-	-	-	6,427
Amortization of deferred compensation	-	-	-	3,113	-	-	3,113
Stock options granted to consultants	-	-	1,841	-	-	-	1,841
Issuance of shares and detachable warrants,
net issuance expenses of $ 2,442	1,400,000	31	12,994	-	-	-	13,025
Foreign currency translation adjustments	-	-	-	-	(24)	-	(24)
Net loss	-	-	-	-	-	(7,106)	(7,106)

Balance as of September 30, 2004
(unaudited)	7,830,396	$186	$83,855	$(808)	$263	$(46,917)	$36,579

Balance as of June 30, 2005 (unaudited)	9,148,298	$215	$98,941	$(3,221)	$258	$(53,768)	$42,425

Changes during the three-month period
ended September 30, 2005 (unaudited):

Deferred compensation, net	-	-	1,628	(1,628)	-	-	-
Amortization of deferred compensation	-	-	-	2,681	-	-	2,681
Stock options and warrants granted to
consultants	-	-	2,118	-	-	-	2,118
Issuance of shares in respect to
investments	272,009	3	1,699	-	-	-	1,702
Exercise of options and warrants	311,247	7	1,528	-	-	-	1,535
Foreign currency translation adjustments	-	-	-	-	21	-	21
Net unrealized loss on available - for-sale
securities	-	-	-	-	(11)	-	(11)
Net loss	-	-	-	-	-	(2,139)	(2,139)

Balance as of September 30, 2005
(unaudited)	9,731,554	$225	$105,914	$(2,168)	$268	$(55,907)	$48,332

The accompanying notes are an integral part of these interim financial statements.

4

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Statements of Shareholders' Equity and Comprehensive Loss (cont'd)

US dollars in thousands, except share and per share data

	Number of Shares	Share capital	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of June 30, 2004 (unaudited)	7,652,251	$182	$82,459	$(308)	$256	$(45,745)	$36,844

Changes during the three-month period
ended September 30, 2004 (unaudited):

Deferred compensation, net	-	-	1,112	(1,112)	-	-	-
Exercise of options and warrants	178,145	4	144	-	-	-	148
Amortization of deferred compensation	-	-	-	612	-	-	612
Stock options granted to consultants	-	-	500	-	-	-	500
Issuance expenses	-	-	(360)	-	-	-	(360)
Foreign currency translation adjustments	-	-	-	-	7	-	7
Net loss	-	-	-	-	-	(1,172)	(1,172)

Balance as of September 30, 2004
(unaudited)	7,830,396	$186	$83,855	$(808)	$263	$(46,917)	$36,579

Balance as of December 31, 2003 (audited)	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Changes during the year ended December 31,
2004 (audited):

Deferred compensation, net	-	-	7,168	(7,168)	-	-	-
Amortization of deferred compensation	-	-	-	4,872	-	-	4,872
Stock options granted to consultants	-	-	2,537	-	-	-	2,537
Exercise of options and warrants	2,057,196	45	6,712	-	-	-	6,757
Issuance of shares and detachable warrants,
net of issuance expenses of $ 2,260	1,400,000	31	13,156	-	-	-	13,187
Shares issued in connection with the
purchase of a subsidiary	186,264	4	1,241	-	-	-	1,245
Foreign currency translation adjustments	-	-	-	-	93	-	93
Net unrealized loss on
available-for-sale
securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(9,275)	(9,275)

Balance as of December 31, 2004 (audited)	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Total comprehensive loss:
Net loss	$(6,821)	$(7,106)	$(2,139)	$(1,172)	$(9,275)
Foreign currency translation adjustments	(85)	(24)	21	7	93
Net unrealized gain (loss) on available- for- sale
securities	5	-	(4)	-	(27)
Realized loss on available-for-sale securities	5	-	7	-	-

Total comprehensive loss	$(6,896)	$(7,130)	$(2,115)	$(1,165)	$(9,209)

The accompanying notes are an integral part of these consolidated financial statements.

5

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Statements of Cash Flows

US dollars in thousands, except share and per share data

	Nine months ended September 30		Year ended December 31
	2005	2004	2004
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net loss	$(6,821)	$(7,106)	$(9,275)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Amortization of deferred compensation	5,847	3,113	4,872
Stock options granted to consultants	1,290	1,257	1,923
Gain from sale of a subsidiary	(510)	-	-
Loss (gain) on sale of property and equipment	(23)	(24)	116
Amortization of intangible assets	424	141	290
Depreciation	595	428	571
Extraordinary gain in business combination	(444)	-	-
Equity in income of affiliates	(5)	-	-
Accrued severance pay, net	519	471	596
Accrued interest and linkage differences on long term loans	8	-	70
Accrued interest and linkage difference on long-term and
short-term receivables	(22)	-	-
Minority share in income of subsidiaries	79	-	-
Increase (decrease) in deferred tax liabilities	4	-	(20)
Decrease in short-term investments	-	999	999
Decrease (increase) in trade receivables	(1,761)	235	(1,100)
Increase in other receivables and prepaid expenses	(46)	(941)	(792)
Increase in inventories	(1,402)	(429)	(1,193)
Increase in trade payables	417	906	2,070
Increase (decrease) in other current liabilities	800	(79)	543

Net cash used in operating activities	(1,051)	(1,029)	(330)

Cash flows from investing activities
Sale of consolidated Subsidiary, net cash disposed of
(supplement C)	-	-	(1)
Acquisition of consolidated subsidiaries, net of cash acquired
(supplement D)	80	-	(66)
Proceeds from sale of property and equipment	23	24	24
Purchase of property and equipment	(1,384)	(297)	(449)
Purchase of available-for-sale securities	(16,642)	-	(4,541)
Proceeds from sales of available-for-sale securities	6,603	-	-
Receipts on account of loans and receivables	876	-	-
Increase in short-term deposit	(1)	(44)	(45)

Net cash used in investing activities	(10,445)	(317)	(5,078)

Cash flows from financing activities
Increase in short-term bank credit, net	66	439	437
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	-	12,626	12,818
Repayment of long-term loans	(600)	(240)	(475)
Exercise of options and warrants	4,387	6,427	6,757

Net cash provided by financing activities	3,853	19,252	19,537

Effect of exchange rate changes on cash	(99)	(3)	76

Increase (decrease) in cash and cash equivalents	(7,742)	17,903	14,205
Cash and cash equivalents at the beginning of the period	23,917	9,712	9,712

Cash and cash equivalents at the end of the period	$16,175	$27,615	$23,917

The accompanying notes are an integral part of these consolidated financial statements.

6

On Track Innovations Ltd. and its consolidated subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands, except share and per share data

	Nine months ended September 30		Year ended December 31
	2005	2004	2004
	(Unaudited)	(Unaudited)	(Audited)

Supplementary cash flows activities:

A. Cash paid during the period for:
Interest	$137	$206	$318

Taxes on income	$9	$-	$-

B. Non-cash transactions:
Purchase of fixed assets	$537	$-	$-

	Nine months ended September 30 2005	Year ended December 31 2004
	(Unaudited)	(Audited)

C. Sale of a consolidated subsidiary:
Assets and liabilities of previously consolidated
subsidiary at the time it ceased being consolidated:
Working capital surplus, excluding cash and cash
equivalents	$-	$351
Fixed assets	-	321
Severance pay deposit funds	-	2
Goodwill	-	1,404
Intangible assets	-	34
Long-term liabilities	-	(445)
Proceeds from sale of the subsidiary, not yet received	-	(2,178)
Deferred gain on sale of the subsidiary		510

	$-	$(1)

D. Acquisition of consolidated subsidiaries
Assets and liabilities of the subsidiary at date of
acquisition:
Working capital surplus, excluding cash and cash
equivalents	$(2,622)	$(66)
Fixed assets	(150)	(122)
Long-term liabilities	-	33
Minority interest	264	-
Goodwill	-	(167)
Know-how	-	(452)
Brand	-	(579)
Sales contracts	-	(406)
Customers relationships	(1,183)	-
Deferred tax liabilities	121	273
Issuance of shares in consideration for the acquisition	1,702	1,245
Direct costs of acquisition paid via grant of options	1,504	-
Liability in respect with the acquisition of the subsidiary	-	175
Extraordinary item	444	-

	$80	$(66)

The accompanying notes are an integral part of these interim financial statements.

7

On Track Innovations Ltd. and its consolidated subsidiaries

Notes to the Interim Consolidated Financial Statements

US dollars in thousands, except share and per share data

Note 1	–	Organization and Basis of Presentation

A.	Description of business

On Track Innovations Ltd. (the “Company”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Commencing November 2002, the Company’s shares were also listed for trading on NASDAQ.

B.	Basis of presentation

The accompanying unaudited interim consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2	–	Issuance of Ordinary Shares in Respect to Investments

1.	In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel S.A.”), headquartered in Karkow, Poland. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended by Annex No.1 to the Preliminary Share Purchase Agreement, dated October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $ 1,600, which was paid to Nextel through the issuance of 186,264 of the company’s ordinary shares. In addition, the Agreement provides for an additional consideration of up to $ 350 to be paid to Nextel (the “earn-out right”) in the form of the Company’s ordinary shares pursuant to the earn-out formula.

In June 2005, the Company issued 14,298 ordinary shares in consideration for $ 175 to be paid to Nextel based on the aforesaid earn-out formula.

8

On Track Innovations Ltd. and its consolidated subsidiaries

Notes to the Interim Consolidated Financial Statements

US dollars in thousands, except share and per share data

Note 2	–	Issuance of Ordinary Shares in Respect to Investments (cont’d)

2.	On April 28 2005, the Company entered into a Production Line Equipment Supply Agreement (the “Equipment Agreement”) with Pioneer Oriental Engineering Ltd, a Hong Kong company (“POE”), under which POE has agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $1,700, which was paid to POE through the issuance of 137,208 of the Company’s ordinary shares in August 2005. Pursuant to terms of the Equipment Agreement, the shares will be held in escrow with Z.A.G. Trust Company Ltd., as escrow agent (the “Escrow Agent”), on behalf of POE, until such time as POE has delivered the equipment and machinery to the Company. Upon receiving written confirmation from the Company that the Company has received the equipment and machinery from POE, the Escrow Agent has been instructed to sell the shares following certain guidelines and remit the cash proceeds from the sale of the shares to POE.

As at the date of these financial statements, the Company has not received the equipment and machinery from POE.

3.	In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Island company, from three of e-Pilot ‘s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”) entered into with each the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12, “Determination of the measurement date for the market price of acquirer securities issued in purchase business combination” and was in the amount of $ 661.

The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets for the amount of the negative goodwill.

In connection with the acquisition, the Company recognized an intangible asset (after the allocation of negative goodwill) in the amount of $ 1,183, which was assigned to customer relationships and is being amortized over five years.

The amortization of the intangible asset assigned to customer relationships is included in cost of revenues.

9

On Track Innovations Ltd. and its consolidated subsidiaries

Notes to the Interim Consolidated Financial Statements

US dollars in thousands, except share and per share data

Note 2	–	Issuance of Ordinary Shares in Respect to Investments (cont’d)

4.	In July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd (“POI”), a Hong Kong company, a subsidiary of POE. POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and or contactless smart cards themselves. Pursuant to the share purchase agreement, dated as of June 15, 2005, between POE, Mr. Lee Chi Keung (together with POE, the “Sellers”) and OTI (as amended, the “POI Purchase Agreement”), the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40,441 of the Company’s ordinary shares.

In July 2005, the Company’s new, wholly-owned subsidiary, POI, completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process (the “Business”). Pursuant to the Asset Purchase Agreement, dated as of June 16, 2005, between POI and POE (as amended, the “POE Purchase Agreement”), POI also obtained the right until September 14, 2005, at its sole option, to acquire some or all of POE’s contracts with its existing suppliers and customers. POI also agreed to make offers of employment to each of the employees of the Business. The aggregate purchase price for the acquisition of the Business was paid to POE through the issuance of an aggregate of 41,788 of the Company’s ordinary shares.

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12, “Determination of the measurement date for the market price of acquirer securities issued in purchase business combination” and was $ 1,041.

The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $ 444 remained. In accordance with FAS No. 141, this amount was recognized as an extraordinary gain.

Note 3	–	Stock Based Employee Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors and recorded compensation expenses of $ 5,847, $3,113 and $ 4,872 in the nine-month periods ended September 30, 2005 and 2004 and in the year ended December 31, 2004, respectively, according to the intrinsic value of the above options.

The Company applies SFAS No. 123 in respect of options granted to consultants and services providers and recorded compensation expense of $ 3,490, $ 1,841 and $ 2,537 in the nine-month periods ended September 30, 2005 and 2004 and in the year ended December 31, 2004, respectively, related to the above options according to the Black & Scholes model.

10

On Track Innovations Ltd. and its consolidated subsidiaries

Notes to the Interim Consolidated Financial Statements

US dollars in thousands, except share and per share data

Note 3	–	Stock Based Employee Compensation (cont’d)

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s and subsidiaries stock-based employee compensation cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net loss, as reported	$(6,821)	$(7,106)	$(2,139)	$(1,172)	$(9,275)
Deduct:
Compensation
expense according
to APB No. 25
included in reported
net loss	5,847	3,113	2,681	612	4,872

Add: Application of
compensation
expenses according
to SFAS No. 123	(12,209)	(11,037)	(6,824)	(1,155)	(12,917)

Pro forma net loss	$(13,183)	$(15,030)	$(6,282)	$(1,715)	$(17,320)

Basic and diluted
net loss per share:
As reported	$(0.76)	$(1.08)	$(0.23)	$(0.15)	$(1.33)

Pro forma	$(1.47)	$(2.28)	$(0.66)	$(0.22)	$(2.48)

Note 4	–	Amendment of the Income Tax Ordinance

On July 25, 2005, the Knesset of the Israeli Government passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

The Company expects that during the period in which its tax losses in Israel are utilized its income would be substantially tax-exempt and accordingly, no deferred tax asset has been recorded. Accordingly, the aforementioned Amendment is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

11

On Track Innovations Ltd. and its consolidated subsidiaries

Notes to the Interim Consolidated Financial Statements

US dollars in thousands, except share and per share data

Note 5	–	Issuance of warrants

In August 2005, the Company granted, in accordance to a non-exclusive financial advisory agreement with respect to financial advisory, 120,000 warrants, for immediate exercise at an exercise price equal to $12.74 per share. The warrants shall expire within five years from the date of grant. The fair value of the warrants at the day of grant amounted $ 945 and was recorded as deferred issuance expenses and will be deducted from the proceeds which will result from the private investment of November 2005 (see Note 7).

Note 6	–	New Accounting Standards

1.	In June 2005, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. FAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. FAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of FAS No. 154 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (“SFAS No. 123R”), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 3. SFAS No. 123R provides two alternative adoption methods.

12

On Track Innovations Ltd. and its consolidated subsidiaries

Notes to the Interim Consolidated Financial Statements

US dollars in thousands, except share and per share data

Note 6	–	New Accounting Standards (cont’d)

The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error. On April 14, 2005, the Securities and Exchange Commission issued a new rule which defers the effective date of SFAS No. 123R. According to the new rule, registrants must adopt SFAS No. 123R as of the beginning of its first annual period beginning after June 15, 2005 and not as of beginning of its first interim period beginning after June 15, 2005. Accordingly, the effective date of the adoption of SFAS No.123R for the Company is deferred from July 1, 2005 to January 1, 2006.

The company expects the adoption of this standard will reduce its 2006 net income by approximately $ 2,467. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited until the end of fiscal year 2005 and in fiscal year 2006.

Note 7	–	Subsequent Event

On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 of its units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $ 22,211, based on a market price of $12.15 per unit, which was the average closing price of the Company’s ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the purchasers, the Company also issued an aggregate of 127,961 warrants to RBC Capital Markets Corporation as compensation for acting as placement agent for the private placement of the units and to certain other persons who facilitated the offering.

13

3,024,458 Ordinary Shares

PROSPECTUS

December   , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

        Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care and only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate an office holder in advance from his liability towards the company which is caused by a breach of duty of care in case of distribution (as such term is defined in the Companies Law). A company may not exculpate an office holder for breach of duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

        Under the Companies Law, an Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court, provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards;
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted or as a result of conviction for a crime that does not require proof of criminal intent; and
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

A company may insure an office holder against the following liabilities incurred for acts performed as an office holder if a provision authorizing such insurance is included in its articles of association:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care to the company or to a third party; and
—	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify, exculpate or insure an office holder against any of the following:

—	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
—	an act or omission committed with intent to derive illegal personal benefit; or

—	a fine levied against the office holder.

        Under the Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

        Our articles of association provide that we may indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy with an aggregate claim limit of $5 million.

        Our board of directors has resolved to indemnify and insure our office holders with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. The applicable indemnification was limited to up to $5 million. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

        Our U.S. subsidiary has also entered into indemnification agreements with certain of its key employees. These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of the subsidiary’s charter, indemnification for certain acts while employed by the subsidiary. These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance. Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities. The performance of these agreements is guaranteed by OTI as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

Item 9. Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit Number	Exhibit Description

4.1	Specimen share certificate*

5.1	Opinion of Zysman Aharoni Gayer & Co. Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)

23.1	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International

23.2	Consent of Somekh Chaikin, a member of KPMG International

23.3	Consent of Zysman Aharoni Gayer & Co. Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1)

24.1	Powers of Attorney (included in signature page to Registration Statement)

*     Incorporated herein by reference from the Registrant’s Registration Statement on Form F-1 (Registration No. 333-90496), filed with the SEC on June 14, 2002.

        All other schedules are omitted because they are either not required, are not applicable or because equivalent information has been included in the consolidated financial statements, the notes thereto or elsewhere herein.

Item 10. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than any payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

    (1)        to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

    (ii)        to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (i) and (ii) shall not apply to the extent that the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (2)        that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided, however, that this Paragraph (4) shall not apply to the extent that such financial statements and information are contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (5)        that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Rosh Pina, Israel, on December 14, 2005.

ON TRACK INNOVATIONS LTD. BY: /S/ Oded Bashan —————————————— Oded Bashan Chairman of the Board of Directors, President and Chief Executive Officer

BY: /S/ Ronnie Gilboa —————————————— Ronnie Gilboa Vice President-Projects

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Oded Bashan, Ohad Bashan and Guy Shafran, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments)to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith,(iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 562(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Oded Bashan —————————————— Oded Bashan	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	December 14, 2005

/s/ Guy Shafran —————————————— Guy Shafran	Chief Financial Officer (Principal Financial and Accounting Officer)	December 14, 2005

/s/ Ronnie Gilboa —————————————— Ronnie Gilboa	Vice President-Projects and Director	December 14, 2005

/s/ Shlomi Tusia-Cohen —————————————— Shlomi Tusia-Cohen	Director	December 14, 2005

/s/ Ohad Bashan —————————————— Ohad Bashan	Director	December 14, 2005

/s/ Eliezer Manor —————————————— Eliezer Manor	Director	December 14, 2005

/s/ Liora Katzenstein —————————————— Liora Katzenstein	Director	December 14, 2005

/s/ Eli Akavia —————————————— Eli Akavia	Director	December 14, 2005

Authorized Representative
in the United States:

OTI AMERICA, INC. BY: /S/ Ohad Bashan —————————————— Ohad Bashan	December 14, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

4.1	Specimen share certificate*

5.1	Opinion of Zysman Aharoni Gayer & Co. Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)

23.1	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International

23.2	Consent of Somekh Chaikin, a member of KPMG International

23.3	Consent of Zysman Aharoni Gayer & Co. Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1)

24.1	Powers of Attorney (included in signature page to Registration Statement)

*	Incorporated herein by reference from the Registrant’s Registration Statement on Form F-1 (Registration No. 333-90496), filed with the SEC on June 14, 2002.